EXHIBIT 99.1

Motif Bio Announces Receipt of Deficiency Notice from Nasdaq

NEW YORK, July 19, 2019 (GLOBE NEWSWIRE) -- Motif Bio plc (AIM/Nasdaq: MTFB), a clinical-stage biopharmaceutical company specialising in developing novel antibiotics, today announced that it has received a deficiency notice from Nasdaq indicating that, based upon a review of Motif Bio’s Market Value of Listed Securities (MVLS) for the last 30 consecutive business days, the Company no longer meets the minimum MVLS standard for continued listing on the Nasdaq Capital Market as set forth in Nasdaq Marketplace Rule 5550(b)(2), which requires the Company to have a minimum MVLS of $35 million.

The Nasdaq notification letter has no immediate effect on the listing or trading of the Company’s American Depository Shares (ADSs) on the Nasdaq Capital Market. Per Nasdaq’s regulations, Motif Bio will have until January 14, 2020, or 180 calendar days from the date of the notice, to regain compliance with the exchange's continued listing standard. If Motif Bio does not regain compliance with the rule by January 14, 2020, Nasdaq will provide notice that Motif Bio’s ADSs will be delisted from the Nasdaq Capital Market. At that time, Motif Bio may appeal the delisting determination.

The Company will seek to regain compliance within the cure period and is considering appropriate business measures to address compliance with the continued listing standards of the Nasdaq Stock Market.  Motif Bio also acknowledges that it does not currently meet Nasdaq Listing Rule 5550(a)(2) for continued listing on The Nasdaq Capital Market, which requires listed securities to maintain a minimum bid price (MBP) of $1.00.  Based on the closing bid price of the Company’s ADSs over recent weeks, the Company anticipates it is likely to receive a deficiency notice from Nasdaq pursuant to Rule 5550(a)(2) shortly. Upon receipt, Motif Bio will make an announcement to this effect.

Dr. Graham Lumsden, Chief Executive Officer, said: “This action by Nasdaq is not uncommon for publicly traded biopharmaceutical companies that have had clinical or regulatory setbacks that negatively impact stock price. Motif Bio is working diligently to regain compliance by creating additional shareholder value through advancing the development of iclaprim as well as strategic pipeline expansion as outlined in our previous communications.”

For further information please contact:

Motif Bio plc	ir@motifbio.com
Graham Lumsden (Chief Executive Officer)

Peel Hunt LLP (NOMAD & JOINT BROKER)	+ 44 (0)20 7418 8900
Dr. Christopher Golden
Oliver Jackson

SP ANGEL CORPORATE FINANCE LLP (JOINT BROKER)	+44 (0)20 3470 0470
David Hignell/Vadim Alexandre/Rob Rees

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0)20 7933 8780
Paul McManus/Lianne Cawthorne/Helen Cresswell	motifbio@walbrookpr.com

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

LifeSci Advisors (U.S. IR)	+1 (646) 597 6989
Bob Yedid	bob@lifesciadvisors.com

Russo Partners (U.S. PR)	+1 (858) 717 2310 or +1 (212) 845 4272
David Schull	david.schull@russopartnersllc.com

Note to Editors:

About Motif Bio

Motif Bio plc (AIM/NASDAQ: MTFB) is a clinical-stage biopharmaceutical company focused on developing novel antibiotics designed to be effective against serious and life-threatening infections caused by multi-drug resistant Gram-positive bacteria, including MRSA. The Company’s lead product candidate is iclaprim. Motif Bio is seeking approval of iclaprim from the U.S. Food & Drug Administration (FDA) for the treatment of acute bacterial skin and skin structure infections (ABSSSI). More than 3.6 million patients with ABSSSI are hospitalised annually in the U.S. It is estimated that up to 26% of hospitalized ABSSSI patients have renal impairment. In February 2019, the Company received a Complete Response Letter (CRL) related to the New Drug Application (NDA) for iclaprim for the treatment of ABSSSI.  Additional information regarding the CRL can be found in Motif Bio’s Annual Report on Form 20-F filed with the SEC on April 15, 2019.  Minutes from a meeting with the FDA to discuss the points raised in the CRL were received in June 2019 and indicated that an additional clinical trial will be required prior to granting marketing approval to address the Agency’s continued concerns about potential liver toxicity. The Company was encouraged by the FDA to put forth a proposal for a future study and submitted such a proposal for review in July 2019.  Motif Bio has requested a meeting with the Agency to discuss the proposed study population and design.

The Company also has plans to develop iclaprim for hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), as there is a high unmet need for new therapies in this indication.  A Phase 2 trial in patients with HABP has been successfully completed and a Phase 3 trial is being planned. Additionally, iclaprim has been granted orphan drug designation by the FDA for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis and is in pre-clinical development for this indication.

Iclaprim received Qualified Infectious Disease Product (QIDP) designation from the FDA together with Fast Track status for the ABSSSI indication. If approved for the ABSSSI indication as a New Chemical Entity, iclaprim will be eligible for 10 years of market exclusivity in the U.S. from the date of first approval, under the Generating Antibiotic Incentives Now Act (the GAIN Act). In Europe, 10 years of market exclusivity is anticipated.  Motif is also building a patent estate to provide additional protection for iclaprim and has two U.S. method of use patents issued that will expire in 2037.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialise its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialisation, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, (x) Motif Bio’s ability to raise additional capital to sustain its operations and pursue its strategy and (xi) the factors discussed in the section entitled “Risk Factors” in Motif Bio’s Annual Report on Form 20-F filed with the SEC on April 15, 2019, which is available on the SEC’s web site, www.sec.gov. Additionally, there can be no assurance that Motif Bio will regain compliance with Nasdaq rules or maintain its ADS listing on Nasdaq. Motif Bio undertakes no obligation to update or revise any forward-looking statements.